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                                                                  EXHIBIT (d)(2)

                            MODIFICATION AGREEMENT


     This Agreement is made as of the 25th day of January, 2000, by and between Cucos, Inc. (the "Company") and Jacksonville Restaurant Acquisition Corp. ("JRAC").

WHEREAS, Company and JRAC are parties to an Agreement dated December, 1999 (the "December Agreement"), relating to the acquisition by JRAC of preferred stock in Company and a possible rights offering whereby JRAC could, at its option, acquire 51% of the issued and outstanding shares of stock in Company, and

     WHEREAS, pursuant to Article I thereof, JRAC has paid for and acquired 300,000 shares of convertible preferred stock for a price of $1.00 per share, and

     WHEREAS, Company is in need of an immediate infusion of additional capital, and JRAC is willing to infuse such capital on certain conditions, and

     NOW, THEREFORE, in consideration of their mutual covenants and promises contained herein, the parties agree as follows:

     1.   Sale of Preferred Stock Pursuant to December Agreement Completed.
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     Company acknowledges that JRAC has performed its obligations to purchase
300,000 shares of convertible preferred stock in Company pursuant to Article I of the December Agreement. All references in this Agreement to "preferred stock" shall mean "convertible preferred stock".

     2.   Due Diligence Review.
          --------------------

     The Expiration Date for JRAC's due diligence pursuant to the December Agreement shall be extended to April 30, 2000. In addition to the due diligence, JRAC will, by said date, complete its financing plan at least to the extent sufficient to complete the acquisition of at least 51% of Company stock and will present same to the Board for informational purposes. If JRAC does not complete both by said date, JRAC may cancel this Agreement by giving written notice to Company.

     3.   Additional Capital.
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          a)   Within two business days from the effective date of this
Agreement, JRAC will purchase 100,000 shares of preferred stock in Company at a price of $1.00 per share. Company will make all filings necessary to authorize the transaction and will deliver said shares as soon as practicable thereafter.

          b) Company agrees that the aforesaid $100,000 will be used to pay current and back rent, if any, at Company's restaurants.

     4.   Management of the Company Prior to Completion of Acquisition.
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          a)   The parties acknowledge that Calvin Cox, in lieu of Dennis Grinn, presently serves as a director pursuant to (P)4.01 of the December Agreement.

     5.   Reaffirmation of December Agreement.
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     Except as expressly modified by this Agreement, the parties hereby reaffirm the terms and conditions of the December Agreement.


CUCOS, INC.



By:  /s/ Frank J. Ferrara, Jr.
     -------------------------
     Frank J. Ferrara, Jr.
     Chairman of the Board



JACKSONVILLE RESTAURANT ACQUISITION CORP.



By:  /s/ James W. Osborn
     -------------------------
     James W. Osborn
     President

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